

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2019

R. Davis Ravnaas
President and Chief Financial Officer
Kimbell Royalty Partners, LP
777 Taylor Street, Suite 810
Fort Worth, TX 76102

> **Re: Kimbell Royalty Partners, LP**
> **Registration Statement on Form S-3**
> **Filed January 30, 2019**
> **File No. 333-229417**

Dear Mr. Ravnaas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources